SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated February 28, 2007
2.	News Release dated February 28, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE — Wednesday, February 28, 2007
2006 4th Quarter and Annual Results
AINSWORTH LUMBER CO. LTD. (TSX: ANS)
AINSWORTH LUMBER CO. LTD. CONFERENCE CALL NOTIFICATION
VANCOUVER, February 28th — Ainsworth invites investors and media to listen-in to its fourth quarter and annual conference call with financial analysts. Ainsworth’s CFO, Robert Allen, and Executive Vice-President, Michael Ainsworth, will discuss the company’s fourth quarter and annual results, which will be released on Wednesday, February 28th, 2007.
The conference call will take place on Monday, March 5th, 2007 at 10:30 a.m. PST (1:30 pm EST).
The dial-in phone number is 1-888-294-9518, Reservation #21331780. To access the post-view line, dial 1-800-558-5253, or 1-416-626-4100, Reservation #21331780. This recording will be available until March 12th, 2007.
For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca

NEWS RELEASE
For Immediate Release
February 28, 2007
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH REPORTS FOURTH QUARTER AND ANNUAL 2006 FINANCIAL RESULTS

Unaudited
(Millions of Canadian dollars,
except per share data, in	Three months ended		Year ended December 31
accordance with Canadian GAAP)	December 31
	2006	2005	2006	2005

Sales	119.2	302.1	827.1	1,248.2

Operating (loss) earnings	(53.8)	45.1	(120.2)	257.6

Foreign exchange (loss) gain on long-term debt	(43.5)	(0.2)	(7.9)	28.3

Net (loss) income	(78.1)	19.9	(108.0)	153.2

Basic (loss) earnings per share	(5.33)	1.36	(7.37)	10.45

Adjusted EBITDA (1)	(24.8)	69.4	49.3	363.8

Cash (used in) provided by operating activities(2)	(67.5)	30.3	4.4	161.8
(1)   Adjusted EBITDA, a non-GAAP financial measure, represents operating earnings before amortization, capital asset and timber deposit write-downs, loss on disposal of capital assets and production line closure costs plus other income (expense).
(2)   Cash (used in) provided by operating activities after changes in non-cash working capital.
Vancouver, British Columbia — Ainsworth had a net loss of $78.1 million, or $5.33 per share, for the fourth quarter of 2006 and a net loss of $108.0 million, or $7.37 per share, for the year 2006. This compares to net income of $19.9 million, or $1.36 per share, for the fourth quarter of 2005 and net income of $153.2 million, or $10.45 per share, for the year 2005.
OSB prices were substantially lower in 2006 compared to 2005. The benchmark North Central OSB price in 2006 averaged U.S.$218 per msf (on a 7/16th-inch basis) compared to U.S.$316 per msf in 2005. The decline in prices reflects significantly weakened demand for OSB as U.S. housing starts fell to a seasonally adjusted annual rate of 1.8 million in 2006 compared to 2.1 million in 2005. New home construction steadily decreased throughout 2006, from a seasonally adjusted annual rate of 2.1 million in the first quarter to 1.6 million in the fourth quarter of 2006.
OSB shipment volume was 15% lower in 2006 compared to 2005, reflecting market-related mill curtailments, a permanent closure of one of our Minnesota-based production lines, and extended maintenance downtime. Total 2006 sales decreased by $421.1 million, or 34%, compared to the prior year as a result of the combined effect of lower sales prices and reduced shipment volume.
The permanent closure of one of two production lines at our Bemidji, Minnesota OSB facility in August 2006 resulted in a capital asset write-down of $55.3 million and related severance costs of $5.9 million, which amounts were charged against income in the year. Our Cook and Grand Rapids, Minnesota OSB mills have been down since late September, due to a combination of low OSB prices and high operating costs. These curtailments are expected to be temporary.

The net loss for the fourth quarter and the year was also impacted by the movement of the Canadian dollar relative to the US dollar. The effect of foreign exchange rate fluctuations on our long-term debt led to a $36.2 million increase in 2006 net loss compared to 2005.
Adjusted EBITDA was $49.3 million in 2006, a decline of $314.4 million compared to the prior year. The reduction in profit margins was primarily due to lower OSB sales realizations and production volume decline. Adjusted EBITDA for the fourth quarter was also impacted by the stronger Canadian dollar and by $10.7 million in inventory write-downs on logs and spare parts.
Cash provided by operating activities was lower in 2006 compared to 2005 as a result of the decrease in net income. In light of the sharp downturn in residential housing construction, we took steps to mitigate the effects of a potential prolonged decline in demand and prices for our products. We negotiated two financing arrangements for the purchase of equipment for the new production line currently under construction at Grande Prairie, Alberta. We also refinanced the purchase of our aircraft through a sale-leaseback transaction. An additional $14.2 million (€9.3 million) is available to be drawn under one of the equipment financing agreements in 2007. The temporary shutdown of the Cook and Grand Rapids facilities was a further step to conserve liquidity as these two mills incurred higher operating losses than our other mills.
Going forward into 2007, we expect OSB prices to be weak in North American markets because of the continued slowdown in new home construction. To help mitigate the effect of the low product prices, we have enhanced our focus on cost reduction initiatives and the production of value-added products. In 2007, we expect to realize cost reductions negotiated in 2006, particularly as they relate to our chemical and log purchases. We will also maintain our emphasis on value-added and export sales, which yield higher margins than commodity OSB products. We will continue to closely monitor the profitability of each mill and produce only where we expect to be profitable. We have also modified our planned capital expenditures by delaying the expected start up date for our second production line at Grande Prairie until 2008. Construction labour and material costs on this project escalated considerably throughout 2006 and we determined that the total cost of the project could be best managed by delaying the start up date to 2008.
The company will hold a conference call at 10:30 A.M. PST (1:30 P.M. EST) on Monday, March 5, 2007 to discuss the company’s fourth quarter and annual results. The dial-in phone number is 1-888-294-9518, Reservation #21331780. To access the post-view line, dial 1-800-558-5253 or 1-416-626-4100, Reservation #21331780. This recording will be available until March 12, 2007.

AINSWORTH LUMBER CO. LTD.
Consolidated Balance Sheets
(In thousands of Canadian dollars)
Unaudited

	December 31	December 31
	2006	2005

ASSETS

Current Assets
Cash and cash equivalents	$74,312	$209,201
Short-term investments	35,864	—
Accounts receivable, net of allowance for doubtful accounts of $Nil (2005: $Nil)	38,848	61,579
Inventories	95,515	108,530
Income taxes receivable	—	28,409
Prepaid expenses	13,869	14,762
Restricted cash	62,184	39,016
Timber licence deposits	—	5,998
Current portion of future income tax assets	1,697	—

	322,289	467,495
Capital Assets, Net	968,539	875,896
Intangible Assets	14,243	14,209
Other Assets	53,810	55,463
Future Income Tax Assets	42,348	—
Goodwill	102,970	102,970

	$1,504,199	$1,516,033

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$58,763	$82,327
Income taxes payable	2,552	—
Current portion of future income tax liabilities	10,708	31,362
Current portion of long-term debt	10,523	—

	82,546	113,689
Accrued Pension Benefit Liability	6,034	3,031
Reforestation Obligation	4,621	4,348
Long-term Debt	1,027,595	859,540
Future Income Tax Liabilities	89,293	120,256

	1,210,089	1,100,864

SHAREHOLDERS’ EQUITY
Capital Stock	55,827	55,827
Cumulative Translation Adjustment	(56,722)	(58,343)
Retained Earnings	295,005	417,685

	294,110	415,169

	$1,504,199	$1,516,033

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Operations and Retained Earnings
Years Ended December 31
(In thousands of Canadian dollars, except per share data)
Unaudited

	2006	2005	2004

Sales	$827,118	$1,248,231	$909,922

Costs and Expenses
Costs of products sold (exclusive of amortization)	749,980	855,949	498,246
Selling and administration	41,124	30,777	31,014
Amortization of capital assets	88,004	103,907	53,852
Loss on disposal of capital assets	2,549	—	—
Write-down of capital assets	55,290	—	793
Production line closure	5,915	—	—
Write-down of timber deposits	4,502	—	—

	947,364	990,633	583,905

Operating (Loss) Earnings	(120,246)	257,598	326,017

Finance Expense
Interest	68,913	64,914	40,723
Amortization of financing costs and fees	5,399	4,888	3,234
Loss on repurchase of long-term debt	—	1,485	106,198

	74,312	71,287	150,155

Other Income (Expense)	8,886	2,197	(3,351)
Foreign Exchange (Loss) Gain on Long-term Debt	(7,936)	28,313	73,815

(Loss) Income Before Income Taxes	(193,608)	216,821	246,326
Income Tax (Recovery) Expense	(85,577)	63,667	71,244

Net (Loss) Income	(108,031)	153,154	175,082

Retained Earnings, Beginning of Year	417,685	278,742	118,563
Refundable Dividend Tax Recovery	—	438	—
Dividends Paid	(14,649)	(14,649)	(14,660)
Excess of Amount Paid on Purchase of Capital Stock over Stated Capital	—	—	(243)

Retained Earnings, End of Year	$295,005	$417,685	$278,742

Basic and diluted (loss) earnings per common share	$(7.37)	$10.45	$11.98

Weighted average number of common shares outstanding	14,649,140	14,649,140	14,612,506

AINSWORTH LUMBER CO. LTD.
Consolidated Statements of Cash Flows
Years Ended December 31
(In thousands of Canadian dollars)
Unaudited

	2006	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(108,031)	$153,154	$175,082
Items not affecting cash
Amortization of capital assets	88,004	103,907	53,852
Amortization of deferred financing costs and fees	5,399	4,888	3,234
Foreign exchange loss (gain) on long-term debt	7,936	(28,313)	(73,815)
Loss on repurchase of long-term debt	—	1,485	106,198
Write-down of capital assets	55,290	—	793
Loss on disposal of capital assets	2,549	245	25
Write-down of timber deposits	4,502	—	—
Change in non-current reforestation obligation	273	(122)	(332)
Future income taxes	(96,139)	71,600	(14,353)
Non-cash stock-based compensation	—	—	2,640
Adjustment to net accrued pension benefit asset	3,869	(7,278)	215
Utilization of investment tax credits	—	—	30,060
Change in non-cash operating working capital	40,700	(137,718)	80,829

Cash provided by operating activities	4,352	161,848	364,428

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	171,588	—	996,387
Repayment of long-term debt	(2,321)	—	—
Repayment of capital lease obligations	(174)	(274)	(275)
Repurchase of long-term debt	—	(31,067)	(451,305)
Dividends paid	(14,649)	(14,649)	(14,660)
Refundable dividend tax recovery	—	438	—
Financing costs	(6,011)	—	(26,214)
Repurchase of capital stock	—	—	(284)

Cash provided by (used in) financing activities	148,433	(45,552)	503,649

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	(35,864)	—	—
Restricted cash	(23,168)	(32,455)	(6,561)
Additions to capital assets	(224,519)	(57,275)	(17,987)
Increase in other assets	(4,267)	(9,883)	(1,555)
Proceeds on disposal of capital assets	155	27	40
Acquisition of intangible assets	—	(7,546)	—
Timber licence deposits	—	(5,998)	—
Investment in Minnesota OSB Facilities	—	—	(584,847)
Investment in Voyageur Panel Limited, net of cash acquired	—	—	(245,158)

Cash used in investing activities	(287,663)	(113,130)	(856,068)

Effect of foreign exchange rate changes on cash and cash equivalents	(11)	(28)	—

NET CASH (OUTFLOW) INFLOW	(134,889)	3,138	12,009
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	209,201	206,063	194,054

CASH AND CASH EQUIVALENTS, END OF YEAR	$74,312	$209,201	$206,063

SUPPLEMENTAL INFORMATION
Taxes paid	$4,142	$61,484	$16,443

Interest paid	$70,200	$64,986	$138,351

Forward-looking statements in this news release relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating cots, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information please contact:
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Facsimile: 604-661-3201
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
robert.allen@ainsworth.ca
Bruce Rose
General Manager, Corporate Development
bruce.rose@ainsworth.ca